                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 4)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                     PLAINS EXPLORATION & PRODUCTION COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    726505100
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                             ENCAP INVESTMENTS L.P.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 18, 2004
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 726505100             SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         ENCAP INVESTMENTS L.L.C.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)(a)  [ ]
                                                                        (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization             EnCap Investments L.L.C.
                                                      is a limited liability
                                                      company organized under
                                                      the laws of the State of
                                                      Delaware.


    Number of           (7)   Sole Voting Power                               0
    Shares Bene-
    ficially            (8)   Shared Voting Power                  2,371,868 (1)
    Owned by
    Each                (9)   Sole Dispositive Power                          0
    Reporting
    Person With         (10)  Shared Dispositive Power             2,371,868 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person  2,371,868 (2)


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]


(13) Percent of Class Represented by Amount in Row (11)                  5.9%(3)


(14) Type of Reporting Person (See Instructions)                            OO
--------------------------------------------------------------------------------

      (1) EnCap Investments L.L.C. may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by affiliates of EnCap Investments L.L.C. See Items 2, 5 and 6.

      (2) EnCap Investments L.L.C. disclaims any beneficial ownership of the shares owned by such affiliates to the extent set forth in Item 5.

      (3) Based on 40,400,000 shares issued and outstanding as of February 29, 2004, as disclosed in the Issuer's 10-K for the year ended December 31, 2003.

CUSIP NO. 726505100              SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         ENCAP INVESTMENTS L.P.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)(a)  [ ]
                                                                        (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                    OO (SEE ITEM 3)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      EnCap Investments L.P. is a
                                               limited partnership organized
                                               under the laws of the State of
                                               Delaware.


    Number of           (7)   Sole Voting Power                               0
    Shares Bene-
    ficially            (8)   Shared Voting Power                  2,371,868 (1)
    Owned by
    Each                (9)   Sole Dispositive Power                          0
    Reporting
    Person With         (10)  Shared Dispositive Power             2,371,868 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person  2,371,868 (2)


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]


(13) Percent of Class Represented by Amount in Row (11)                  5.9%(3)


(14) Type of Reporting Person (See Instructions)                            PN
--------------------------------------------------------------------------------

      (1) EnCap Investments L.P. may be deemed to have voting and dispositive power with respect to the shares of Common Stock beneficially owned by EnCap Investments L.L.C. See Items 2, 5 and 6.

      (2) EnCap Investments L.P. disclaims any beneficial ownership of the shares beneficially owned by EnCap Investments L.L.C.

      (3) Based on 40,400,000 shares issued and outstanding as of February 29, 2004, as disclosed in the Issuer's 10-K for the year ended December 31, 2003.

CUSIP NO. 726505100              SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         ENCAP INVESTMENTS GP, L.L.C.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)(a)  [ ]
                                                                        (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                    OO (SEE ITEM 3)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization        EnCap Investments GP, L.L.C. is
                                                 a limited liability company
                                                 organized under the laws of the
                                                 State of Delaware.


    Number of           (7)   Sole Voting Power                               0
    Shares Bene-
    ficially            (8)   Shared Voting Power                  2,371,868 (1)
    Owned by
    Each                (9)   Sole Dispositive Power                          0
    Reporting
    Person With         (10)  Shared Dispositive Power             2,371,868 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person  2,371,868 (2)


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                   [ ]


(13) Percent of Class Represented by Amount in Row (11)                  5.9%(3)


(14) Type of Reporting Person (See Instructions)                            OO
--------------------------------------------------------------------------------

      (1) EnCap Investments GP, L.L.C. may be deemed to have voting and dispositive power with respect to the shares of Common Stock beneficially owned by EnCap Investments L.L.C. See Items 2, 5 and 6.

      (2) EnCap Investments GP, L.L.C. disclaims any beneficial ownership of the shares beneficially owned by EnCap Investments L.L.C.

      (3) Based on 40,400,000 shares issued and outstanding as of February 29, 2004, as disclosed in the Issuer's 10-K for the year ended December 31, 2003.

CUSIP NO. 726505100               SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         RNBD GP LLC

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)(a)  [ ]
                                                                        (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                    OO (SEE ITEM 3)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization
                                             RNBD GP LLC is a limited liability
                                             company organized under the laws of
                                             the State of Delaware.

    Number of           (7)   Sole Voting Power                               0
    Shares Bene-
    ficially            (8)   Shared Voting Power                  2,371,868 (1)
    Owned by
    Each                (9)   Sole Dispositive Power                          0
    Reporting
    Person With         (10)  Shared Dispositive Power             2,371,868 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person  2,371,868 (2)


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                   [ ]


(13) Percent of Class Represented by Amount in Row (11)                  5.9%(3)


(14) Type of Reporting Person (See Instructions)                            OO
--------------------------------------------------------------------------------

      (1) RNBD GP LLC may be deemed to have voting and dispositive power with respect to the shares of Common Stock beneficially owned by EnCap Investments L.L.C. See Items 2, 5 and 6.

      (2) RNBD GP LLC disclaims any beneficial ownership of the shares beneficially owned by EnCap Investments L.L.C.

      (3) Based on 40,400,000 shares issued and outstanding as of February 29, 2004, as disclosed in the Issuer's 10-K for the year ended December 31, 2003.

CUSIP NO. 726505100              SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         DAVID B. MILLER

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)(a)  [ ]
                                                                        (b)  [ ]

(3)      SEC Use Only

(4)  Source of Funds (See Instructions)                    OO (SEE ITEM 3)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization       David B. Miller is a citizen of
                                                the United States of America.


    Number of           (7)   Sole Voting Power                               0
    Shares Bene-
    ficially            (8)   Shared Voting Power                  2,371,868 (1)
    Owned by
    Each                (9)   Sole Dispositive Power                          0
    Reporting
    Person With         (10)  Shared Dispositive Power             2,371,868 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person  2,371,868 (2)


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]


(13) Percent of Class Represented by Amount in Row (11)                  5.9%(3)


(14) Type of Reporting Person (See Instructions)                            IN
--------------------------------------------------------------------------------

      (1) David B. Miller may be deemed to have voting and dispositive power with respect to the shares of Common Stock beneficially owned by EnCap Investments L.L.C. See Items 2, 5 and 6.

      (2) David B. Miller disclaims any beneficial ownership of the shares beneficially owned by EnCap Investments L.L.C. to the extent set forth in Item 5.

      (3) Based on 40,400,000 shares issued and outstanding as of February 29, 2004, as disclosed in the Issuer's 10-K for the year ended December 31, 2003.

CUSIP NO. 726505100               SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         GARY R. PETERSEN

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)(a)  [ ]
                                                                        (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                    OO (SEE ITEM 3)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization       Gary R. Petersen is a citizen
                                                of the United States of America.


    Number of           (7)   Sole Voting Power                               0
    Shares Bene-
    ficially            (8)   Shared Voting Power                  2,371,868 (1)
    Owned by
    Each                (9)   Sole Dispositive Power                          0
    Reporting
    Person With         (10)  Shared Dispositive Power             2,371,868 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person  2,371,868 (2)


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]


(13) Percent of Class Represented by Amount in Row (11)                  5.9%(3)


(14) Type of Reporting Person (See Instructions)                            IN
--------------------------------------------------------------------------------

      (1) Gary R. Petersen may be deemed to have voting and dispositive power with respect to the shares of Common Stock beneficially owned by EnCap Investments L.L.C. See Items 2, 5 and 6.

      (2) Gary R. Petersen disclaims any beneficial ownership of the shares beneficially owned by EnCap Investments L.L.C. to the extent set forth in Item 5.

      (3) Based on 40,400,000 shares issued and outstanding as of February 29, 2004, as disclosed in the Issuer's 10-K for the year ended December 31, 2003.

CUSIP NO. 726505100              SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         D. MARTIN PHILLIPS

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)(a)  [ ]
                                                                        (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                    OO (SEE ITEM 3)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization       D. Martin Phillips is a citizen
                                                of the United States of America.


    Number of           (7)   Sole Voting Power                               0
    Shares Bene-
    ficially            (8)   Shared Voting Power                  2,371,868 (1)
    Owned by
    Each                (9)   Sole Dispositive Power                          0
    Reporting
    Person With         (10)  Shared Dispositive Power             2,371,868 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person  2,371,868 (2)


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                  [ ]


(13) Percent of Class Represented by Amount in Row (11)                  5.9%(3)


(14) Type of Reporting Person (See Instructions)                            IN
--------------------------------------------------------------------------------

      (1) D. Martin Phillips may be deemed to have voting and dispositive power with respect to the shares of Common Stock beneficially owned by EnCap Investments L.L.C. See Items 2, 5 and 6.

      (2) D. Martin Phillips disclaims any beneficial ownership of the shares beneficially owned by EnCap Investments L.L.C. to the extent set forth in Item 5.

      (3) Based on 40,400,000 shares issued and outstanding as of February 29, 2004, as disclosed in the Issuer's 10-K for the year ended December 31, 2003.

CUSIP NO. 726505100             SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         ROBERT L. ZORICH

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)(a)  [ ]
                                                                        (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                    OO (SEE ITEM 3)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Robert L. Zorich is a citizen of
                                               the United States of America.


    Number of           (7)   Sole Voting Power                               0
    Shares Bene-
    ficially            (8)   Shared Voting Power                  2,371,868 (1)
    Owned by
    Each                (9)   Sole Dispositive Power                          0
    Reporting
    Person With         (10)  Shared Dispositive Power             2,371,868 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person  2,371,868 (2)


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]


(13) Percent of Class Represented by Amount in Row (11)                  5.9%(3)


(14) Type of Reporting Person (See Instructions)                            IN
--------------------------------------------------------------------------------

      1 Robert L. Zorich may be deemed to have voting and dispositive power with respect to the shares of Common Stock beneficially owned by EnCap Investments L.L.C. See Items 2, 5 and 6.

      2 Robert L. Zorich disclaims any beneficial ownership of the shares beneficially owned by EnCap Investments L.L.C. to the extent set forth in
Item 5.

      3 Based on 40,400,000 shares issued and outstanding as of February 29, 2004, as disclosed in the Issuer's 10-K for the year ended December 31, 2003.

ITEM 1. SECURITY AND ISSUER.

No modification.

ITEM 2.IDENTITY AND BACKGROUND.

Items 2(a)-(f) are amended n their entirety as follows:

(a) - (c)

      EnCap Investments L.L.C. is a Delaware limited liability company with its principal business and executive offices located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments L.L.C. is engaging in oil and gas related investments. The sole manager of EnCap Investments L.L.C. is EnCap Investments L.P.

      EnCap Investments L.P. is a Delaware limited partnership with its principal business and executive offices located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments L.P. is engaging in oil and gas related investments. The general partner of EnCap Investments L.P. is EnCap Investments GP, L.L.C.

      EnCap Investments GP, L.L.C. is a Delaware limited liability company with its principal business and executive offices located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments GP, L.L.C. is engaging in oil and gas related investments. The sole member of EnCap Investments GP, L.L.C. is RNBD GP LLC. Current information concerning the senior managing directors of EnCap Investments GP, L.L.C. is set forth below.

      RNBD GP LLC is a Delaware limited liability company with its principal business and executive offices located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of RNBD GP LLC is engaging in oil and gas related investments. The members of RNBD GP LLC are David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert L. Zorich. Current information concerning the senior managing directors of RNBD GP LLC is set forth below.

      Each of, Gary R. Petersen, D. Martin Phillips, and Robert L. Zorich are individuals whose business address is 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. David B. Miller is an individual whose business address is 3811 Turtle Creek Boulevard, Suite 1080, Dallas, Texas 75219. Each of David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert L. Zorich are Senior Managing Directors of EnCap Investments GP, L.L.C., and RNBD GP LLC.

(d) Neither EnCap Investments L.L.C., EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GP LLC, nor David B. Miller, Gary R. Petersen, D. Martin Phillips, or Robert L. Zorich has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither EnCap Investments L.L.C., EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GP LLC, nor David B. Miller, Gary R. Petersen, D. Martin Phillips, or Robert L. Zorich has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of EnCap Investments L.L.C., EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GP LLC, David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert L. Zorich is a citizen of the United States of America.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The addition to Item 3 set forth in the Schedule 13D/A (Amendment No. 3) filed on June 9, 2003 is amended and restated as follows:

EnCap Energy Capital Fund III, L.P., a Texas limited partnership ("EnCap III"), EnCap Energy Acquisition III-B, Inc., a Texas corporation ("EnCap Acquisition III-B"), and BOCP Energy Partners, L.P., a Texas corporation ("BOCP") were the beneficial owners of securities of 3TEC Energy Corporation ("3TEC"). Pursuant to an Agreement and Plan of Merger between the Issuer, a subsidiary of the Issuer, and 3TEC, effective June 4, 2003, 3TEC was merged with and into the subsidiary of the Issuer (the "Merger"). In the Merger, each share of common stock of 3TEC was exchanged for 0.85 shares of the Issuer's Common Stock and $8.50 in cash. Upon receipt of the Issuer's Common Stock, EnCap Acquisition III-B assigned such securities to EnCap Energy Capital Fund III-B, L.P. ("EnCap III-B", and collectively, with EnCap III and BOCP, the "EnCap Entities"). Further, each warrant held by the EnCap Entities to purchase a share of 3TEC common stock for $30.00 per share was assumed by the Issuer and represents the right to receive
0.85 shares of the Issuer's Common Stock and $8.50 in cash for $30.00 (the "Warrants"). Thus, as a result of the Merger, 2,693,997 shares of the Issuer's Common Stock reported herein as being beneficially owned by EnCap Investments L.L.C. were acquired in the Merger by the EnCap Entities in exchange for common stock of 3TEC previously owned by the EnCap Entities. The EnCap Entities also received 159,957 warrants to purchase common stock of the Issuer. Such warrants expired February 3, 2004 and are not reported herein.

The following is added to Item 3:

On June 4, 2003, July 7, 2003, September 9, 2003, October 1, 2003, November 4, 2003, and December 31, 2003, the Issuer issued 3,334, 578, 238, 591, 216, and
399 shares of Common Stock to EnCap III as compensation for Robert L. Zorich serving on the Issuer's board of directors.

On March 18, 2004, each of EnCap III, EnCap III-B, and BOCP transmitted for filing with the Securities and Exchange Commission a Form 144, Notice of Proposed Sale, in accordance with Rule 144(h), reporting their intention to sell up to 949,530, 718,132, and 232,338 shares of Common Stock, respectively, in open market transactions over the subsequent three-month period. On March 18, 2004, EnCap III sold 949,530 shares of Common Stock, EnCap III-B sold 718,132 shares of Common Stock, and BOCP sold 232,338 shares of Common Stock, pursuant to Rule 144 under the Securities Act of 1933, as amended.

ITEM 4.PURPOSE OF TRANSACTION.

No modification.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended in its entirety to read as follows:


(a)

EnCap Investments L.L.C. EnCap Investments L.L.C., as the sole general partner of EnCap III, may be deemed the beneficial owner of 1,194,700 shares of Common Stock owned by EnCap III. EnCap Investments L.L.C., as the sole general partner of EnCap III-B, may be deemed the beneficial owner of 886,814 shares of Common Stock owned by EnCap III-B. EnCap Investments L.L.C., as the sole manager of BOCP, may be deemed to be the beneficial owner of 290,354 shares of Common Stock owned by BOCP. Therefore EnCap Investments L.L.C. may be deemed the beneficial owner of an aggregate of 2,371,868 shares of Common Stock. Based on the 40,400,000 shares of Common Stock issued and outstanding as of February 29, 2004, as disclosed in the Issuer's 10-K for the year ended December 31, 2003, EnCap Investments L.L.C. may be deemed the beneficial owner of approximately 5.9% of the outstanding shares of Common Stock. EnCap Investments L.L.C. disclaims beneficial ownership of the shares of Common Stock owned by EnCap III, EnCap III-B, and BOCP in excess of its pecuniary interest in such shares.

EnCap Investments L.P. By virtue of being the manager of EnCap Investments L.L.C., EnCap Investments L.P. may be deemed the beneficial owner of the 2,371,868 shares of Common Stock beneficially owned by EnCap Investments L.L.C. Based on the 40,400,000 shares of Common Stock issued and outstanding as of February 29, 2004, as disclosed in the Issuer's 10-K for the year ended December 31, 2003, EnCap Investments L.P. may be deemed the beneficial owner of approximately 5.9% of the outstanding shares of Common Stock. EnCap Investments L.P. disclaims beneficial ownership of such shares of Common Stock beneficially owned by EnCap Investments L.L.C.

EnCap Investments GP, L.L.C. By virtue of being the general partner of EnCap Investments L.P., EnCap Investments GP, L.L.C. may be deemed the beneficial owner of the 2,371,868 shares of Common Stock beneficially owned by EnCap Investments L.L.C. Based on the 40,400,000 shares of Common Stock issued and outstanding as of February 29, 2004, as disclosed in the Issuer's 10-K for the year ended December 31, 2003, EnCap Investments GP, L.L.C. may be deemed the beneficial owner of approximately 5.9% of the outstanding shares of Common Stock. EnCap Investments GP, L.L.C. disclaims beneficial ownership of such shares of Common Stock beneficially owned by EnCap Investments L.L.C.

RNBD GP LLC. By virtue of being the sole member of EnCap Investments GP, L.L.C., RNBD GP LLC may be deemed the beneficial owner of the 2,371,868 shares of Common Stock beneficially owned by EnCap Investments L.L.C. Based on the 40,400,000 shares of Common Stock issued and outstanding as of February 29, 2004, as disclosed in the Issuer's 10-K for the year ended December 31, 2003, RNBD GP LLC may be deemed the beneficial owner of approximately 5.9% of the outstanding shares of Common Stock. RNBD GP LLC disclaims beneficial ownership of such shares of Common Stock beneficially owned by EnCap Investments L.L.C.

David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert L. Zorich. By virtue of being the members of RNBD GP LLC and because the governing documents of RNBD GP LLC require unanimous consent for all decisions, each of David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert L. Zorich may be deemed the beneficial owner of the 2,371,868 shares of Common Stock beneficially owned by EnCap Investments L.L.C. Based on the 40,400,000 shares of Common Stock issued and outstanding as of February 29, 2004, as disclosed in the Issuer's 10-K for the year ended December 31, 2003, each of David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert L. Zorich may be deemed the beneficial owner of approximately 5.9% of the outstanding shares of Common Stock. Each of David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert L. Zorich disclaims beneficial ownership of the shares of Common Stock owned by EnCap III, EnCap III-B, and BOCP in excess of his pecuniary interest in such shares.


(b)

EnCap Investments L.L.C., EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GP LLC, David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert
L. Zorich share the power to vote or direct the vote and to dispose or direct the disposition of the 2,371,868 shares of Common Stock held by EnCap III, EnCap III-B, and BOCP.

(c)

Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of the reporting persons, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common Stock during the past sixty (60) days.

(d)

Except as otherwise described herein, and to the knowledge of the reporting persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

(e)

EnCap III ceased to be owner of more than five percent (5%) of the Common Stock on March 18, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

No modification.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following is added to Item 7:

Exhibit 10.4 - Joint Filing Amendment dated April 1, 2004 between EnCap Investments L.L.C., EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GP LLC, David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert L. Zorich.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2004                      ENCAP INVESTMENTS L.L.C.

                                         By: EnCap Investments L.P.,
                                                its manager

                                         By: EnCap Investments GP, L.L.C.,
                                               its general partner

                                         By: /s/ D. Martin Phillips
                                             --------------------------------
                                             D. Martin Phillips,
                                             Senior Managing Director

Date: April 1, 2004                      ENCAP INVESTMENTS L.P.

                                         By: EnCap Investments GP, L.L.C.,
                                             its general partner

                                         By: /s/ D. Martin Phillips
                                             --------------------------------
                                             D. Martin Phillips,
                                             Senior Managing Director

Date: April 1, 2004                      ENCAP INVESTMENTS GP, L.L.C.

                                         By: /s/ D. Martin Phillips
                                             --------------------------------
                                             D. Martin Phillips,
                                             Senior Managing Director

                                         RNBD GP LLC

                                         By: /s/ D. Martin Phillips
                                             --------------------------------
                                             D. Martin Phillips,
                                             Senior Managing Director


Date: April 1, 2004                      /s/ David B. Miller
                                         ------------------------------------
                                         DAVID B. MILLER


Date: April 1, 2004                      /s/ Gary R. Petersen
                                         ------------------------------------
                                         GARY R. PETERSEN


Date: April 1, 2004                      /s/ D. Martin Phillips
                                         ------------------------------------
                                         D. MARTIN PHILLIPS


Date: April 1, 2004                      /s/ Robert L. Zorich
                                         ------------------------------------
                                         ROBERT L. ZORICH

                                 Exhibit Index

Exhibit 10.4 - Joint Filing Amendment dated April 1, 2004 between EnCap Investments L.L.C., EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GP LLC, David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert L. Zorich.